Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marketo, Inc.:

We consent to the use of our report dated February 25, 2013, except as to note 14, which is as of May 6, 2013, with respect to the consolidated balance sheets of Marketo, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, incorporated herein by reference. Our report refers to the change in method of accounting for revenue arrangements with multiple deliverables.

/s/ KPMG LLP

Santa Clara, California

January 29, 2014